SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number 1-13200

GRUPO ELEKTRA, S.A. de C.V.
(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___X___ Form 40-F _______

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _______ No ___X____

 [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .]

Grupo Elektra Announces EBITDA of Ps. 949 Million for 2Q04,
Up 7% YoY

-- Revenues of Ps. 6.2 Billion for 2Q04, up 21% YoY --

-- Redemption of Senior Notes Four Years in Advance Results in
Estimated Financial Savings of US$ 40 Million and Virtually Eliminates
Foreign Exchange Risk --

-- Banco Azteca´s Credit Portfolio Grew 20% QoQ to Ps. 7 Billion and
Customer Deposits Increased 15% QoQ to Ps. 12 Billion –

Highlights:

  Consolidated EBITDA reached Ps. 948.8 Million in 2Q04, a 6.7% YoY increase from Ps. 888.9 million in 2Q03. Gross Profit for the quarter grew 26.2% YoY.

  Revenues increased 20.5% YoY from Ps. 5.1 billion in 2Q03 to Ps. 6.2 billion in 2Q04 due to our competitive pricing strategies and promotions, the continued good performance of our three store formats, Elektra, Salinas y Rocha and Bodega de Remates; and from our Banco Azteca´s operations.

  Merchandise sales for 2Q04 rose 14.1% YoY to Ps. 4.3 billion from Ps. 3.8 billion in 2Q03. These results highlight the enhancement of our seasonal advertising strategies, our improved supply of merchandise, our availability of consumer credit within our stores and in other channels, our door-to-door selling initiative, and the initial positive returns from our relocated stores.

  During 2Q04, Grupo Elektra redeemed four years in advance all of its outstanding 12% US$ 275 million Senior Notes due in 2008, plus its call price and accrued interest. This results in savings of approximately US$ 40 million in the next four years and completely eliminates all its liabilities denominated in US dollars, its foreign exchange risk and its interest expenses in US dollars.

  Banco Azteca´s gross credit portfolio grew 20.2% QoQ to Ps. 7.1 billion from Ps. 5.9 billion in 1Q04. Our portfolio continues to be totally funded by our customer deposits of Ps. 12.3 billion in 2Q04, which increased 15.2% QoQ from Ps. 10.7 billion in 1Q04.

Financial Highlights:

Ps. Million			Change				Change
	2Q03	2Q04	$	%	6M03	6M04	$	%
Consolidated Revenues	5,146	6,203	1,057	20.5%	9,927	11 ,686	1,759	17.7%
Gross Profit	2,166	2,733	567	26.2%	4,206	5,133	926	22.0%
EBITDA	889	949	60	6.7%	1,644	1,776	132	8.0%
Net Income	504	329	(174)	(34.6%)	436	741	305	70.0%
EPS (pesos per share)	2.11	1.39	(0.72)	(34.3%)	1.83	3.12	1.29	70.7%
EPS (US$ per ADR) *	0.73	0.48	(0.25)	(34.3%)	0.63	1.08	0.45	70.7%
* Ps. 11.52 per US$

Mexico City, July 27, 2004 – Grupo Elektra S.A. de C.V. (NYSE: EKT, BMV: ELEKTRA*), Latin America’s leading specialty retailer, consumer finance and banking services company, reported today its financial results for the second quarter of 2004.

Javier Sarro, CEO of Grupo Elektra commented, “Over the second quarter, our Company showed strong results mainly triggered by our solid retail and banking operations. Retail operations continue performing at a dynamic trend in light of our continued competitive pricing policy; our renewed store expansion and other initiatives such as our door-to-door selling efforts. Additionally, the development of our new business, Seguros Azteca, already evidenced an important acceptance by our clients”.

“To support the expansion of our new business units, our new products and services and the enhanced efficiency of our distribution network, the Company has experienced some expense pressure over the recent quarters. However, we expect to start reaping the benefits through an improved operating leverage by year-end,” added Mr. Sarro.

Rodrigo Pliego, CFO of Grupo Elektra said: “Over the second quarter, the Company’s debt with cost decreased as a result of the debt restructuring transaction related to the redemption, four years in advance, of our 12% US$275 million Senior Notes. This has allowed the Company to fully eliminate its foreign exchange exposure. Over the coming months, we plan to continue focusing on our store expansion plan throughout Mexico and our international operations as we have accomplished the main goals set in our financial strategy.”

“The development of Banco Azteca has been extraordinary. High margin consumer and cash loans, a rapidly growing deposit base, a swift extension of consumer credits to third party retailers, and new products and services, currently pilot-tested, including mortgage loans and used car financing, have been the main catalysts for Banco Azteca’s remarkable success. We shall continue focusing on the creation of new financial products and services aimed at our target market who have placed their trust on us”, commented Carlos Septién, CEO of Banco Azteca.

Mr. Septién continued: “This quarter, Afore Azteca successfully completed its first year of operations. We are proud to say that our Afore has not only contributed positively to our Company, but to our country, as it has generated one of the most competitive return rates in the industry, with one of the lowest commissions in the market, benefiting Mexican workers retirement savings”.

As a remainder, since the fourth quarter of 2003, we started to present the results of Banco Azteca and Afore Azteca under the consolidation method. All figures and discussions detailed in this press release result from the application of this accounting method, which provides a clearer overview of Grupo Elektra. To make these figures totally comparable to those from prior periods which did not use the consolidation method, we have reformulated those periods under the same accounting method, in accordance to the concepts established in Bulletins A-7 and B-8 of the Generally Accepted Accounting Principles (Principios de Contabilidad Generalmente Aceptados) regarding the comparability and consolidation of figures in financial statements.

2Q04 Financial Highlights

Consolidated Revenues

Total consolidated revenues increased 20.5% YoY from Ps. 5.1 billion in 2Q03 to Ps. 6.2 billion in 2Q04, the highest level ever reached in a second quarter. This excellent result is explained by the continued strong performance in merchandise sales (14.1% YoY growth), and an increase of more than two times in financial revenues from Banco Azteca.

Growth in merchandise sales was a consequence of the positive performance across all our store formats, as revenue from Elektra, Bodega de Remates, and Salinas y Rocha increased YoY by 15.4%, 9.9% and 6.1%, respectively. Additionally, we continue registering solid results due to our successful merchandising strategy “Nobody Undersells Elektra” (Nadie Vende Más Barato que Elektra), which was also aided by our seasonal promotions and campaigns during the quarter such as “Elektra Pesos” and “In Elektra We Make Your Weekly Payments Smaller” (En Elektra Hacemos tus Abonos Más Chiquitos). The increase in merchandise revenues is also attributable to our improved product supply resulting from three additional distributions centers YoY, our successful compensation plan for employees, and better-prepared personnel at our stores.

Likewise, the rise in Banco Azteca´s financial income is largely due to the on-going making of consumer credit available in our stores and in other channels that prefer Banco Azteca as their choice to finance the purchases of their clients.

Lastly, other income includes Milenia, our extended warranties services, revenues from our new business units (Afore Azteca and Seguros Azteca), accrued mark up from our Latin American operations, and the balance from our credit operations granted before October 30, 2002. The latter explains the 39.3% YoY decline.

Consolidated Revenues

Ps. Million			Change				Change
	2Q03	2Q04	$	%	6M03	6M04	$	%
Total Revenues	5,146	6,203	1,057	20.5%	9,927	11 ,686	1,759	17.7%
Merchandise	3,811	4,349	538	14.1%	7,267	8,152	885	12.2%
Banco Azteca	674	1,453	779	115.7%	1,042	2,878	1,836	176.2%
Other	661	401	(260)	(39.3%)	1,617	656	(962)	(59.5%)

Gross Profit

Total gross profit experienced a strong 26.2% YoY increase, from Ps. 2.2 billion to Ps. 2.7 billion in 2Q04, as gross margin increased 200 basis points YoY from 42.1% to 44.1% in 2Q04. Gross margin from our merchandise sales decreased 190 basis points YoY from 29.1% to 27.2% in 2Q04. This reflects our aggressive competitive price strategy together with our promotions and campaigns. However, increases in volumes offset the decline in margins.

Gross Profit

Ps. Million			Change				Change
	2Q03	2Q04	$	%	6M03	6M04	$	%
Total Gross Profit	2,166	2,733	567	26.2%	4,206	5,133	926	22.0%
Merchandise	1,110	1,184	74	6.7%	2,039	2,273	235	11.5%
Banco Azteca	449	1,196	746	1 66.1	677	2,266	1,589	234.8%
Other	606	353	(254)	(41.9%)	1,491	594	(897)	(60.2%)

EBITDA and Operating Profit

Consolidated EBITDA reached a record amount for a second quarter, Ps. 948.8 million or a 6.7% YoY increase from Ps. 888.9 million in 2Q03. The growth in merchandise and Banco Azteca´s revenues, coupled with the increase in consolidated gross margin partially offset the 39.2% YoY increase in administrative and selling expenses. The increase in administrative and selling expenses relates to the hiring and training of employees for our new business units (Afore Azteca and Seguros Azteca), including personnel for our door-to-door selling and credit line pre-approval program, and for our new distributions centers. This is reflected in the 28.1% YoY increase in headcount, from 19,581 employees at the end of 2Q03 to 25,084 employees in 2Q04.

Operating profit increased by 12.5% YoY as depreciation and amortization expenses decreased 5.3% YoY. This decrease is due to Banco Azteca´s start-up expenses amortized during 2003, thus making the consolidated base higher when compared to the figure reported in 2Q04.

EBITDA & Operating Profit

Ps. Million			Change				Change
	2Q03	2Q04	$	%	6M03	6M04	$	%
EBITDA	889	949	60	6.7%	1,644	1,776	132	8.0%
Operating Profit	638	718	80	12.5%	1,091	1,299	209	19.1%

Comprehensive Cost of Financing

Comprehensive cost of financing for 2Q04 was Ps. 287.3 million, 97.5% higher when compared to the Ps. 145.5 million in 2Q03. The difference in the cost of financing is explained by:

At the retail level:

  A Ps. 4.7 million decrease in interest income.

  A Ps. 132.7 million increase in interest expense, largely due to the premium of Ps. 196.0 million paid for redeeming four years in advance all of our outstanding 12% US$ 275 million Senior Notes due in 2008.

  A decrease in FX gains of Ps. 0.3 million from 2Q03 to 2Q04.

  A Ps. 4.0 million decrease in monetary gains from 2Q03 to 2Q04.

Net Profit

Consolidated net profit for the 2Q04 was Ps. 329.4 million, 34.6% lower when compared to the Ps. 503.7 million in 2Q03. Our strong operating performance was offset by the above mentioned increase in the comprehensive cost of financing and a Ps. 0.9 million loss from our equity participation in Comunicaciones Avanzadas.

Net Profit

Ps. Million			Change				Change
	2Q03	2Q04	$	%	6M03	6M04	$	%
Total Net Profit	504	329	(174)	(34.6%)	436	741	305	70.0%
EPS ( Peso Per Share)1	2.11	1.39	(0.72)	(34.3%)	1.83	3.12	1.29	70.7%
EPS (US$ Per ADR)1*	0.73	0.48	(0.25)	(34.3%)	0.63	1.08	0.45	70.7%
[1] Calculation based on 238,703,000 Elektra * (59,676,000 ADR equivalent)
weighted average at June 30, 2003 and 237,716,000 Elektra*
(59,429,000 ADR equivalent) weighted average outstanding at June 30,2004
*Ps. 11.52 per US$

Retail Division

During 2Q04, we continued to harvest the benefits of our enhanced strategy “Nobody Undersells Elektra” coupled with our additional seasonal campaign “In Elektra We Make Your Weekly Payments Smaller” and our door-to-door sales program “Elektra Pesos”. Also, through the addition of three new distributions centers YoY, we were able to improve the merchandise supply at our stores in Mexico. Sales volumes were also benefited by the dynamic trend in all our store formats, as YoY revenue increased 15.4%, 6.1% and 9.9% for Elektra, Salinas y Rocha and Bodega de Remates, respectively.

Furthermore, our Latin American operations (Guatemala, Honduras and Peru) continue showing important improvements. This turnaround reflects the implementation of our proven and successful strategies, such as our compensation policies for our employees and our strict expense controls. During the 2Q04, revenues and gross profits in this geographical region registered YoY increased of 53.2% and 35.4%, respectively.

Some of the main highlights in the Retail Division include:

Money Transfer Business Line. During the 2Q04, both of our electronic money transfer services continued to experience a positive momentum, coupled with our strong advertising and promotional campaigns. Revenues from Dinero Express, our intra-Mexico electronic money transfer business, increased 23.7% to Ps. 92.4 million in the 2Q04 from Ps. 68.7 million in the 2Q03. Revenues were boosted by a 31.9% growth in the number of transfers from 917,000 in 2Q03 to 1,210,000 in 2Q04. This represents a 42.0% increase in the amount transferred, from Ps. 930 million in 2Q03 to Ps. 1.3 billion in 2Q04.

For the 2Q04, revenues from our agency relationship with Western Union, our electronic money transfer business from the United States to Mexico, increased 28.9% to Ps. 128.2 million in the 2Q04 from Ps. 99.3 million in the 2Q03. During the quarter, we transferred the equivalent of Ps. 4.1 billion through 1.4 million transactions, representing YoY increases of 48.1% and 28.7%, respectively.

Telephones (Wireless Products and Services) Business Line. During the 2Q04, we continued to strongly promote our advertising strategy, “The House of the Cellular” (La Casa del Celular), leveraging our position as the only retailer to offer the four main brands of wireless products and services in Mexico. Further, in an effort to reduce the waiting time in lines, we have trained all our store employees to sell airtime on the spot and outside the cashier, making our transaction process faster. Additionally, we have worked on broadening our product selection as well as our inside-store strategies. Revenues increased 79.8% to Ps. 398.9 million in 2Q04 from Ps. 221.9 million in 2Q03 and the decrease in the gross profit is explained by an adjustment in our pricing strategy following market conditions set by our competition. Despite this favorable trend, we still see a further expansion opportunity for this business line.

Ps. Million			Change				Change
Wireless Products	2Q03	2Q04	$	%	6M03	6M04	$	%
Revenues	221.9	398.9	177.0	79.8%	468.2	698.0	229.8	49.1%
Gross Profit	46.5	67.4	20.9	44.9%	104.6	125.2	20.6	19.7%

Banco Azteca

Banco Azteca continues to be the fastest growing bank in Mexico, creating value for Grupo Elektra and benefiting the Mexican middle class by offering more products and services. For 2Q04, Banco Azteca reported net income of Ps. 90.9 million, more than two times the net gain of Ps. 38.0 million recorded in 2Q03. This outcome comes mainly from the interest income generated from the positive volume and mix of consumer financing granted in our stores and in other retailers.

Credimax (Consumer Loans) and Credimax Efectivo (Personal Loans) Combined Credit Portfolio.

These two products account for 93.6% of our total outstanding loan portfolio. Despite the enormous success of these products, we have been extremely cautious in granting other types of loans, as we have implemented a strict control of the risks associated for each loan granted.

Our efforts to continue expanding our Credimax (consumer loans) services at other retailers continue to show encouraging results, as Banco Azteca´s booths increased from 323 desks at the end of 1Q04 to 421 desks at the end of 2Q04. More pilot-tests at other retailers are going under way and we expect a similar trend, allowing us to broaden our base of clients.

At the end of 2Q04, we had a combined total of 3.228 million active accounts, representing a 5.4% increase from the 3.063 million accounts in 1Q04 and a 29.4% increase over the same period of last year. Consolidated gross consumer loans increased 23.6%, reaching Ps. 7.9 billion from Ps. 6.3 billion at the end of 1Q04. Year over year, the gross credit portfolio grew 58.6% from Ps. 4.9 billion in 2Q03. The average term of the combined credit portfolio at the end of the 2Q04, was 53 weeks, representing an increase of four weeks when compared to 2Q03 and an increase of one week when compared to 1Q04. Personal loans represented 18.0% of the total consumer portfolio at the end of 2Q04, showing an increase of 270 basis points when compared to 15.3% at the end of 1Q04. The collection rate of Banco Azteca continues at the same excellent historic level that defines Grupo Elektra’s standard, 98% approximately.

Guardadito (Savings Accounts) and Inversión Azteca (Term Deposits).

In 2Q04, Banco Azteca increased its deposits, as the different options launched during 2003 filled our customer’s expectations to continue entrusting their money at our bank branches. Net deposits showed an outstanding growth of 15.2% QoQ, from Ps. 10.7 billion at the end of 1Q04 to Ps. 12.3 billion in 2Q04, and almost three times the deposits of 2Q03. Over the quarter, the total number of accounts rose by approximately 100,000 to 4.2 million.

As of June 30, 2004, the capitalization index of Banco Azteca was 10.8%, compared to 11.5% as of March 31, 2004, and to 10.5% as of June 30, 2003. Please recall that the law in Mexico sets 8.0% as the minimum capitalization index requirement.

For the 2Q04, the average funding cost of Banco Azteca was of 3.5%, 10 basis points above that the average funding mix registered at 1Q04, and 20 basis points below the cost reported in 2Q03. This trend can be explained by Inversion Azteca´s continued growth in deposits, which has surpassed Guardadito’s deposit growth, and to an increase in the interest rate offered, from 6 percent to 7 percent, in the 360-day term of Inversion Azteca.

Afore Azteca

Starting on 4Q03, Afore Azteca´s financial results were consolidated with Grupo Elektra’s financial statements, and for a third consecutive time, our pension management company registered a positive net income of Ps. 5.0 million for 2Q04 from a net income of Ps. 10.4 million in the previous quarter. As of June 30, 2004, Siefore Azteca reached Ps. 1.4 billion in net assets under management, a 43.9% increase over the previous quarter. It also yielded a 5.84% return in the 2Q04, 289 basis points above the average rate of the industry of 2.95%.

The number of affiliates reached 41,000 and the number of assignees was 612,000, both as of June 30, 2004.

Seguros Azteca

During 2Q04, Seguros Azteca started to operate at our Elektra and Salinas y Rocha’s stores throughout Mexico. Please recall that on October 31, 2003, Grupo Elektra received approval from the Ministry of Finance to purchase a private insurance company in Mexico that was later renamed Seguros Azteca, S.A. de C.V.

The two products currently offered by Seguros Azteca are Vidamax (life insurance) and Vida Saldos (credit life insurance). Vidamax, a life insurance policy, is offered for an extra Ps. 3, Ps. 5 or Ps. 10 per week, to all our clients who are granted a consumer loan from Banco Azteca. Vida Saldos is a credit life insurance policy in which Banco Azteca will cover the outstanding balance of the loan granted in case the policyholder passes away. Seguros Azteca is pilot-testing other insurance products according to the products and services offered by Grupo Elektra and Banco Azteca.

Seguros Azteca recorded a net income of Ps. 7.2 million from a net loss of Ps. 9.1 million from the previous quarter. Total issued premiums through Banco Azteca´s branches reached Ps. 34.4 million in 2Q04 from Ps. 3.0 million in 1Q04.

Financial Condition (Consolidated Balance Sheet)

To continue maintaining clarity in our consolidated balance sheet, following we discuss certain items included on a separated basis.

Total cash and cash equivalents rose to Ps. 9.1 billion in 2Q04 from Ps. 3.6 billion in 2Q03, comprised of Ps. 2.7 billion from the retail division and Ps. 6.4 billion from Banco Azteca. The retail division cash and equivalents registered a decrease of 9.0% YoY when compared to 2Q03. The result is attributable to the early redemption of our 12% US$275 million Senior Notes on April 21, 2004 when we used our retail division’s cash position and cash from our peso-denominated placements during March 2004. Cash and equivalents from Banco Azteca increased almost 7 times by Ps. 6.1 billion over the same period a year ago.

Banco Azteca´s gross credit portfolio increased 20.2% QoQ to Ps. 7.1 billion in 2Q04 from Ps. 5.9 billion at the end of 1Q04. The 57.5% YoY decrease in the retail division’s customer accounts receivables from Ps. 854.0 million to Ps. 363.2 million has been compensated by the expansion of Banco Azteca´s credit portfolio. Please recall that the transfer of our credit operations in Mexico to Banco Azteca explains this trend, and that we continue to maintain our credit operations of Latin America under the retail division which is starting to recover.

At the end of 2Q04, total debt with cost in the retail division was Ps. 3.8 billion, 7.4% lower when compared to Ps. 4.1 billion at the end of 2Q03, and 44.1% lower when compared to Ps. 6.8 billion of 1Q04. This decline is attributable to the redemption, four years in advance, of our 12% US$275 million Senior Notes on April 21, 2004. As a result of these changes, net debt for the retail division at the end of 2Q04 was Ps. 1.0 billion. Furthermore, since that date, Grupo Elektra has eliminated all its liabilities denominated in US dollars and might only carry peso-denominated debt on its balance sheet

Total net deposits for Banco Azteca continued showing an outstanding success by increasing 15.2% QoQ to Ps. 12.3 billion at the end of 2Q04, from Ps. 10.7 billion at the end of 1Q04. Year-over-year, deposits increased almost three times from Ps. 4.2 billion in 2Q03.

We invite you to visit our award-winning corporate website at www.grupoelektra.com.mx

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect Grupo Elektra are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

As used in this press release, EBITDA is operating income (loss) before interest expense, taxes, depreciation and amortization, and adjusted by eliminating monetary (loss) gain included in our revenues and cost, respectively. In accordance with Regulation G, issued by the U.S. Securities and Exchange Commission, reconciliation between net income and EBITDA is provided in the notes provided in our financial statements. EBITDA is presented because of the following reasons:

  Our management uses EBITDA as a measure of performance business allowing us to compare ourselves with our peers’ multiples, ratios and margins derived from EBITDA. It also serves to evaluate and compensate certain employees.
  We believe EBITDA is one of the tools that we can use to measure our cash-flow generation, because it excludes some non-cash items as monetary gains or losses, depreciation and amortization, etc.
  EBITDA is also a measure contained in certain financial covenants of our debt, and consequently we are required to calculate it in order to verify compliance with such covenants.
  We are aware that EBITDA has material limitations associated with its use, (i.e., EBITDA, as defined by us, excludes items such as Discontinued operations, and includes the Allowance for doubtful accounts, which contains or does not contain, respectively, portions of cash). However, our management compensates these material limitations with the use of our consolidated financial statements and its notes.
  We believe that EBITDA is used by certain investors as one measure of a company’s historical ability to service its debt.

EBITDA should not be considered in isolation or as a substitute for the consolidated income statements or the consolidated statements of changes in financial position prepared in accordance with Mexican GAAP (PCGA) or as a measure of profitability or liquidity. EBITDA is not (a) a measure determined under PCGA or U.S. GAAP, (b) an alternative to PCGA or U.S. GAAP operating income (loss) or net income (loss), (c) a measure of liquidity or cash flows as determined under PCGA or U.S. GAAP or (d) a measure provided in order to smooth earnings. EBITDA does not represent discretionary funds. EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies.

Grupo Elektra – Tradition with Vision
Grupo Elektra is Latin America's leading specialty retailer, consumer finance and banking services company. Grupo Elektra sells retail goods and services through its Elektra, Salinas y Rocha and Bodega de Remates stores and over the Internet. The Group operates more than 900 stores in Mexico, Guatemala, Honduras and Peru. Grupo Elektra also sells and markets its consumer finance, banking and financial products and services through its Banco Azteca branches located within its stores and in other channels. Banking and financial services include consumer credit, personal loans, money transfers, extended warranties, savings accounts, term deposits, pension-fund management and insurance.

Investor and Press Inquiries:

Esteban Galíndez, CFA Director of Finance & IR Grupo Elektra, S.A. de C.V. Tel. +52 (55) 8582-7819 Fax. +52 (55) 8582-7822 egalindez@elektra.com.mx	Rolando Villarreal Head of Investor Relations Grupo Elektra S.A. de C.V. Tel. +52 (55) 8582-7819 Fax. +52 (55) 8582-7822 rvillarreal@elektra.com.mx	Samantha Pescador Investor Relations Grupo Elektra S.A. de C.V. Tel. +52 (55) 8582-7819 Fax. +52 (55) 8582-7822 spescador@elektra.com.mx

	GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES
	MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER
	2Q03		2Q04		Change

QUARTERLY CONSOLIDATED INCOME STATEMENTS

Merchandise Sales	74%	3.811,1	70%	4.349,1	537,9	14%
Money Transfer Revenue	3%	168,0	4%	220,6	52,6	31%
Banco Azteca Income	12%	634,9	23%	1.420,5	785,6	124%
Banco Azteca Other Income	1%	38,6	1%	32,4	(6,2)	-16%
Other Income	10%	493,1	3%	180,5	(312,6)	-63%

Total Revenues	100%	5.145,8	100%	6.203,0	1.057,3	21%

Cost of Merchandise Sold	52%	2.701,0	51%	3.164,8	463,8	17%
Interest Expense on Funding Money Transfers	0%	2,4	0%	2,7	0,4	15%
Banco Azteca Cost	4%	224,0	4%	257,0	32,9	15%
Other Costs	1%	52,3	1%	45,7	(6,5)	-13%

Total Cost	58%	2.979,7	56%	3.470,2	490,5	16%

Gross Profit	42%	2.166,1	44%	2.732,8	566,7	26%

Selling, General & Administrative Expenses	25%	1.277,5	29%	1.777,9	500,4	39%
Depreciation and Amortization	5%	250,4	4%	237,3	(13,2)	-5%

Operating Expenses	30%	1.527,9	32%	2.015,1	487,2	32%

Operating Income	12%	638,2	12%	717,7	79,5	12%

EBITDA *	17%	888,9	15%	948,8	59,9	7%

Comprehensive Cost of Financing:
Interest income	1%	27,9	0%	23,2	(4,7)	-17%
Interest expense	-4%	(193,8)	-5%	(326,5)	(132,7)	69%
Foreign exchange gain	0%	10,3	0%	10,0	(0,3)	-3%
Monetary gain	0%	10,0	0%	6,0	(4,0)	-40%
Other financial operations	0%	-	0%	-	-	#DIV/0!

	-3%	(145,5)	-5%	(287,3)	(141,8)	97%

Income before taxes	10%	492,7	7%	430,4	(62,3)	-13%

Provision for taxes	-1%	(66,5)	-2%	(100,1)	(33,6)	51%

Equity in income of affiliates	2%	78,2	0%	(0,9)	(79,1)	-101%

Discontinued operations	0%	-	0%	-	-	n.a.

Extraordinary item	0%	-	0%	-	-	100%

Minority stockholders	0%	(0,7)	0%	0,0	0,7	-105%

Income of majority stockholders	10%	503,7	5%	329,4	(174,3)	-35%

* EBITDA = Operating Income + Depreciation and amortization + Monetary loss - Monetary gain

GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES
MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER
2Q03	2Q04	Change

ACCUMULATED CONSOLIDATED INCOME STATEMENTS

Merchandise Sales	73%	7.267,3	70%	8.152,4	885,1	12%
Money Transfer Revenue	3%	321,5	3%	404,9	83,4	26%
Banco Azteca Income	10%	968,6	24%	2.766,0	1.797,4	186%
Banco Azteca Other Income	1%	73,5	1%	112,0	38,5	52%
Other Income	13%	1.295,9	2%	250,9	(1.045,0)	-81%

Total Revenues	100%	9.926,7	100%	11.686,2	1.759,4	18%

Cost of Merchandise Sold	53%	5.228,8	50%	5.879,3	650,6	12%
Interest Expense on Funding Money Transfers	0%	4,2	0%	4,5	0,3	7%
Banco Azteca Cost	4%	365,2	5%	612,0	246,8	68%
Other Costs	1%	122,4	0%	57,7	(64,6)	-53%

Total Cost	58%	5.720,5	56%	6.553,5	833,0	15%

Gross Profit	42%	4.206,2	44%	5.132,6	926,4	22%

Selling, General & Administrative Expenses	26%	2.573,7	29%	3.355,8	782,1	30%
Depreciation and Amortization	5%	541,8	4%	477,4	(64,4)	-12%

Operating Expenses	31%	3.115,5	33%	3.833,2	717,8	23%

Operating Income	11%	1.090,8	11%	1.299,4	208,6	19%

EBITDA *	17%	1.644,2	15%	1.775,8	131,6	8%

Comprehensive Cost of Financing:
Interest income	0%	46,1	0%	50,9	4,9	11%
Interest expense	-4%	(439,1)	-4%	(476,8)	(37,7)	9%
Foreign exchange (loss) gain	-2%	(168,4)	0%	30,2	198,5	-118%
Monetary gain	0%	37,7	0%	22,4	(15,3)	-41%
Other financial operations	0%	-	0%	-	-	0%

	-5%	(523,7)	-3%	(373,3)	150,4	-29%

Income before taxes	6%	567,1	8%	926,1	359,0	63%

Provision for taxes	-1%	(144,3)	-2%	(185,0)	(40,6)	28%

Equity in income of affiliates	0%	14,7	0%	(0,6)	(15,3)	-104%

Discontinued operations	0%	-	0%	-	-	n.a.

Extraordinary item	0%	-	0%	-	-	100%

Minority stockholders	0%	(1,6)	0%	0,4	2,0	-126%

Income of majority stockholders	4%	435,8	6%	740,9	305,1	70%

Last Twelve Months EBITDA		3.362,6		3.637,6	275,0	8%

Last Twelve Months Net Income		586,0		1.466,1	880,1	150%

* EBITDA = Operating Income + Depreciation and amortization + Monetary loss - Monetary gain

GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES
MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER
2Q03	2Q04	Change

CONSOLIDATED BALANCE SHEET

Cash	17%	3.204,1	11%	3.135,8	(68,3)	-2%

Marketable Securities	2%	374,3	21%	5.959,8	5.585,5	1492%
Repurchase Agreements: Debit	0%	0,1	0%	2,0	1,9	1626%

Securities and Derivatives Operations	2%	374,4	21%	5.961,8	5.587,3	1492%

Commercial Loans	0%	-	3%	770,0	770,0	n.a.
Consumer Loans	21%	3.871,5	22%	6.074,4	2.202,9	57%
Mortgage Loans	0%	-	0%	6,0	6,0	n.a.

Performing Loan Portfolio	21%	3.871,5	25%	6.850,4	2.978,9	77%
Commercial Loans	0%	-	0%	8,0	8,0	n.a.
Consumer Loans	0%	40,3	1%	197,0	156,7	389%

Past-due loans	0%	40,3	1%	205,0	164,7	409%
Gross Loan Portfolio	21%	3.911,7	25%	7.055,4	3.143,6	80%
Excess of Allowance for Doubtful Accounts	2%	300,2	2%	481,0	180,7	60%

Total Net Customers Banco Azteca	20%	3.611,5	24%	6.574,4	2.962,9	82%

Customers Grupo Elektra	5%	854,0	1%	363,2	(490,8)	-57%

Other Current Assets Grupo Elektra	3%	515,2	2%	606,9	91,8	18%
Other Current Assets Banco Azteca	1%	153,6	2%	494,7	341,1	222%

Inventory	14%	2.629,6	12%	3.391,7	762,1	29%

Current assets	61%	11.342,5	74%	20.528,6	9.186,1	81%

Investment in Shares	6%	1.075,5	4%	996,8	(78,7)	-7%
Goodwill	7%	1.357,6	5%	1.305,6	(51,9)	-4%
Fixed Assets Grupo Elektra	18%	3.338,8	14%	3.887,3	548,5	16%
Fixed Assets Banco Azteca	3%	495,7	2%	427,0	(68,7)	100%
Other Assets	5%	838,0	2%	625,9	(212,1)	-25%

TOTAL ASSETS	100%	18.448,1	100%	27.771,3	9.323,2	51%

Demand Deposits	17%	3.092,7	44%	12.341,3	9.248,6	100%
Time Deposits	6%	1.119,8	0%	-	(1.119,8)	100%

Deposit Savings and Money Market	23%	4.212,5	44%	12.341,3	8.128,8	100%

Short-Term Bank Debt Grupo Elektra	5%	1.009,3	4%	1.060,0	50,7	5%
Short-Term Bank Debt Banco Azteca	0%	29,3	0%	20,0	(9,3)	-32%
Capitalized Lease Obligations Grupo Elektra	0%	56,5	0%	114,1	57,7	102%

Short-Term Liabilities with Financial Cost	6%	1.095,2	4%	1.194,2	99,0	9%

Suppliers	13%	2.356,2	11%	2.963,8	607,7	26%
Other Short-Term Liabilities	3%	552,2	2%	435,2	(117,0)	-21%

Short-Term Liabilities without Financial Cost	16%	2.908,4	12%	3.399,1	490,7	17%

Short-Term Liabilities	45%	8.216,1	61%	16.934,5	8.718,5	100%

Repurchase Agreements: Credit	0%	-	0%	3,0	3,0	100%
Unassigned Securities for Liquidation	0%	-	0%	-	-	100%
Securities to Deliver in Borrowing Operations	0%	-	0%	-	-	n.a.

Securities and Derivatives Operations	0%	-	0%	3,0	3,0	100%

Long-Term Bank Debt Grupo Elektra	16%	3.013,6	9%	2.600,0	(413,6)	-14%
Long-Term Bank Debt Banco Azteca	0%		0%	115,0	115,0	n.a.
Capitalized Lease Obligations Grupo Elektra	0%	14,1	0%	15,8	1,8	12%

Long-term Liabilities with Financial Cost	16%	3.027,7	10%	2.730,8	(296,8)	-10%

Long-term Liabilities Without Financial Cost	7%	1.310,2	4%	1.227,8	(82,3)	-6%

TOTAL LIABILITIES	68%	12.553,9	75%	20.896,2	8.342,3	66%

Stockholders' Equity	32%	5.894,2	25%	6.875,0	980,9	17%

LIABILITIES + EQUITY	100%	18.448,1	100%	27.771,3	9.323,2	51%

GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES
MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER
2Q03	2Q04	Change

GRUPO ELEKTRA CONSOLIDATED CREDIT PORTFOLIO

CREDIT PORTFOLIO :
Retail Gross Credit Portfolio	4.208,7	7.851,9	3.643,2	87%
- Charge offs ( more than 90 days past due )	(68,5)	(372,2)	(303,7)	443%

NET RETAIL PORTFOLIO	4.140,2	7.479,7	3.339,6	81%

+ Gross Wholesale Portfolio
- Excess of Allowance for Doubtful Accounts	(440,5)	(542,1)	(101,6)	23%
+ Overcollateralization	765,8	-	(765,8)	-100%

NET CREDIT PORTFOLIO IN BALANCE SHEET	4.465,5	6.937,6	2.472,1	55%

Number of Active Credit Accounts (includes securitized)	2.495.351	3.227.857	732.506	29%
Average Balance per Client	1,687	2,433	0,746	44%

Credit Portfolio by Term
13 Weeks
	1%	1%
26 Weeks
	9%	8%
39 Weeks
	12%	21%
53 Weeks
	68%	26%
65 Weeks
	10%	44%

WEIGHTED AVERAGE TERM OF CREDIT PORTFOLIO (Weeks)	49	53	3	7%

MOVEMENTS OF THE ALLOWANCE FOR DOUBTFUL ACCOUNTS :
Beginning balance	241,2	418,1	340,1	141%
Provision for Doubtful Accounts (Cost)	267,8	333,0	65,2	24%
Provision for Doubtful Accounts (Discontinued Operations)	-	-	-	n.a.
Charge offs (more than 90 days past due)	(68,5)	(209,0)	(303,7)	443%
Excess of Allowance for Doubtful Accounts	440,5	542,1	101,6	23%

Excess of Allowance for Doubtful Accts / Net Retail Portfolio	11%	7%

GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES
MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER
2Q03	2Q04	Change

OPERATIONAL AND FINANCIAL RATIOS

SAME-STORE INFORMATION	For the Quarter

Same-Store Contribution Growth :
ELEKTRA	9,0%	5,0%
BODEGA DE REMATES	52,1%	7,2%
LATIN AMERICA	24,3%	36,1%
SALINAS Y ROCHA	-2,4%	7,3%

CONSOLIDATED	10,2%	7,2%

SAME-STORE INFORMATION	Accumulated

Same-Store Contribution Growth :
ELEKTRA	9,8%	5,9%
BODEGA DE REMATES	32,4%	19,4%
LATIN AMERICA	23,4%	36,3%
SALINAS Y ROCHA	-3,9%	5,5%

CONSOLIDATED	10,0%	8,1%

ELEKTRA* SHARE MARKET RATIOS
Weighted Average of Shares Outstanding (000)	238.703	237.716
LTM Earnings per Share (1)	2,45	6,17
Earnings per Share	1,83	3,12
LTM Price Earnings Ratio ( P / E ) (1)	0,08	0,09
LTM Firm Value / EBITDA. Ratio ( FV / EBITDA) (2)	3,69	6,43
Price Book Value Ratio ( P / BV )	1,30	2,36
Price of ELEKTRA*	31,99	68,18

(1) Last Twelve Months Net Income
(2) Last Twelve Months EBITDA

GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES
MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER
2Q03	2Q04	Change

INFRASTRUCTURE

Grupo Elektra

Number of Stores
Elektra Mexico	72%	631	73%	657	26	4%
Elektra Latin America	7%	63	8%	72	9	14%
Bodega de Remates	10%	90	10%	88	(2)	-2%
Salinas y Rocha	11%	92	10%	87	(5)	-5%

TOTAL	100%	876	100%	904	28	3%

Grupo Elektra

Exhibition Surface (m2)
Elektra Mexico	71%	452.703	72%	483.106	30.404	7%
Elektra Latin America	8%	49.802	9%	57.489	7.687	15%
Bodega de Remates	7%	46.301	7%	46.221	(80)	0%
Salinas y Rocha	14%	87.617	13%	85.441	(2.176)	-2%

TOTAL	100%	636.423	100%	672.258	35.835	6%

Banco Azteca

Branches
Branches in Grupo Elektra Stores	93%	813	66%	832	19	2%
Independent Branches	0%	2	1%	14	12	600%
Branches in Others	7%	62	33%	421	359	579%

TOTAL	100%	877	100%	1.267	390	44%

Employees
Grupo Elektra Employees	81%	15.898	52%	13.059	(2.839)	-18%
Banco Azteca Employees	18%	3.533	48%	11.960	8.427	239%
Afore Azteca Employees	1%	150	0%	39	(111)	-74%
Seguros Azteca Employees	0%	-	0%	26	26	n.a.

TOTAL	100%	19.581	100%	25.084	5.503	28%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2004

GRUPO ELEKTRA, S.A de C.V. (Registrant)

By:	/S/ Rodrigo Pliego Abraham
Rodrigo Pliego Abraham Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.